WEIL, GOTSHAL & MANGES LLP
                      767 FIFTH AVENUE - NEW YORK, NY 10153
                                  212-310-8000
                               (FAX) 212-310-8007



                                  April 5, 2006



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0305
Attention:  Barbara C. Jacobs
            Jay Ingram
            Morgan Youngwood


Re: M-Systems Flash Disk Pioneers Ltd. (i) Registration Statement on Form F-3 (File No. 333-129291) filed on October 28, 2005, (ii) Form 20-F for the year ended December 31, 2004, filed on May 27, 2005, and (iii) Form 6-K filed on September 30, 2005 (File No. 001-11712)

Ladies and Gentlemen:

                  Further to our conversations with the Staff, on behalf of our client, M-Systems Flash Disk Pioneers Ltd., an Israeli company ("M-Systems" or the "Company"), please find enclosed the Company's analysis of Financial Accounting Standard Board Interpretation No. 46R with respect to the Venture.

                  Should you wish to discuss the enclosed materials at any time please do not hesitate to contact Jeffrey Nadler, Esq. (212-310-8387) of Weil, Gotshal & Manges LLP or Clifford M. J. Felig, Adv., of Meitar Liquornik Geva & Leshem Brandwein (011-972-3-610-3100).


                                                   Sincerely,

                                                   /s/ Jeffrey Nadler

                                                   Jeffrey Nadler

Enclosures

cc:   Ronit Maor, M-Systems Flash Disk Pioneers Ltd.
      Clifford M.J. Felig, Meitar Liquornik Geva & Leshem Brandwein

                   FIN 46(R) - ANALYSIS OF PRIMARY BENEFICIARY
                   -------------------------------------------

Pursuant to the Staff's request, M-Systems ("M-Systems" or the "Company") has re-assessed, in consultation with Ernst & Young's National Office, its analysis as to the determination of the primary beneficiary of the venture with Toshiba (the "Venture") in accordance with paragraphs 16 and 17 of FIN 46(R).


INTRODUCTION
------------

As stated in previous responses to the Staff, the Company is a party in the Venture with Toshiba that was designed to result in a 50/50 split of economics, among other attributes. The assessment of which of the two parties is the primary beneficiary in terms of the related party concept of FIN 46(R) requires significant judgment. While a few aspects of the Venture appear to suggest that Toshiba could be the potential primary beneficiary, we believe that the analysis below supports a conclusion that the Company should be the primary beneficiary of the Venture.

The principal difference between the Company's previous analysis of FIN 46(R) and the analysis currently submitted to the Staff may be summarized as follows. In its previous analysis of the primary beneficiary of the variable interest entity ("VIE"), the Company focused principally on the party that has greater exposure to the expected losses of the variable interest entity and the party that enjoys greater benefits from the variable interest entity, as the Company believed those factors to be the most influential in determining the primary beneficiary. The Company's previous analysis provides support for a conclusion that Toshiba is the primary beneficiary of the Venture. In light of the Staff's comments and after further consideration of Paragraph 17, which provides that the party with activities that are most closely associated with the variable interest entity is the primary beneficiary, the Company placed greater emphasis on this factor. After taking into consideration the similarities of the Venture's activities to those of the Company and the significance and integral nature of the Venture's operations to the Company's operations, this factor provides support for a conclusion that the Company is the primary beneficiary of the Venture.

Paragraph 16 of FIN 46(R) requires variable interests held by an enterprise's related parties and de facto agents to be aggregated with the enterprise's variable interests. Paragraph 16(d)(i) states that a party that has an agreement that it can not sell, transfer, or encumber its interest in the entity without the prior approval of the other enterprise creates a de facto agency relationship. As the Venture agreement with Toshiba limits the parties' ability to sell, transfer, or encumber their respective economic rights in the Venture without the prior consent of the other party, a "de facto" agency exists and therefore M-Systems and Toshiba are considered related parties. As the combination of these interests absorbs 100% of the Venture's variable interests, the determination of the primary beneficiary should be performed according to the guidance of Paragraph 17 of FIN 46(R).

Pursuant to Paragraph 17 of FIN 46(R), the determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and is to be based on an analysis of all relevant facts and circumstances, including:

a. The existence of a principal-agency relationship between parties within the related party group.

b. The relationship and significance of the activities of the variable interest entity to the various parties within the related party group.

c. A party's exposure to the expected losses of the variable interest entity.

d.       The design of the variable interest entity.

ANALYSIS
--------

      A) THE EXISTENCE OF A PRINCIPAL-AGENCY RELATIONSHIP BETWEEN PARTIES WITHIN THE RELATED PARTY GROUP.

            In this case, each party is acting both as principal and agent to the other because both parties have to receive prior approval of each other for the sale, transfer or encumbrance of their interests. Therefore, in this case no party is effectively acting on behalf of the other.

      B) THE RELATIONSHIP AND SIGNIFICANCE OF THE ACTIVITIES OF THE VARIABLE INTEREST ENTITY TO THE VARIOUS PARTIES WITHIN THE RELATED PARTY GROUP.

                  We have conducted our determination of which party within the related party group is more closely associated with the VIE using the following factors:

                  o Did any member significantly influence the design or redesign of the entity, or the determination of its primary operations, products or services?

                        The design of the Venture, including pricing, profit sharing and capacity allocation, and the determination of its primary operations, were mutually agreed upon by both parties. However, the Venture's day to day operations, including its manufacturing processes, were determined by M-Systems for the manufacturing of DiskOnKey ("DOK"), which were essentially identical to M-Systems' then current manufacturing operations.

                  o Does a member have an ability through its individual variable interest(s) to directly or indirectly make decisions that have a significant effect on the success of the VIE's activities?

                        As previously stated, the parties intended for each to benefit equally from the existence of the Venture. As such, both parties jointly make all significant decisions related to the Venture and no party can independently through its individual variable interest make any decision that would have a significant effect on the success of the Venture.

                  o Are the operations of any member substantially similar in nature to the activities of the VIE?

                        The activities of the Venture are essentially identical to the operations of M-Systems' DOK manufacturing in which it is engaged outside the Venture. The formation of the Venture was, from the M-Systems' perspective, an extension of its existing sourcing relationship with Toshiba for its DOK products. The Venture was designed operationally to continue the manufacture of DOK products in the same manner as M-Systems' ordinary course of operations prior to the formation of the Venture. The Venture has no employees and the operations and manufacturing method of the Venture are identical to the one employed by M-Systems.

                  o Does the variable interest in the VIE represent a substantial portion of the total assets of any member?

                        We believe that on balance the Venture itself is more significant to the Company than to Toshiba given the relative size of both companies.

                  o Are the products or services produced by the VIE significant inputs to any member's operations?

                        The Venture's products are significant inputs to both parties; however the source of this significance is different for each of the partners. As most of M-Systems' sales are derived from the sale of DOK products, and because the Venture provides DOK products to M-Systems at a generally lower relative cost for such products as compared to its DOK products based on flash components sourced from other flash suppliers, the Venture's products are significant inputs for M-Systems. Because Toshiba did not have independent DOK manufacturing capabilities at the inception date of the Venture nor did it have the IP required for this manufacturing capability, the Venture's products were significant inputs to Toshiba as without them Toshiba had no DOK business.

                  o Are the majority of any member's products or services sold to the VIE?

                        Neither of the parties sells to the Venture the majority of its products or services. Toshiba is the sole supplier of flash components to the Venture, which is a necessary raw material for the production of DOK, and has allocated a meaningful portion of its flash manufacturing capacity to the Venture. M-Systems sources controllers to the Venture, another raw material required for the production of DOK, which M-Systems purchases for its activities outside of the Venture and in that capacity sources to the Venture as well.

                  o Are the products or services of any member significant inputs to the VIE's operations?

                        Both parties provide the Venture with significant inputs to its operations: Toshiba provides the Venture with committed capacity of flash components and M-Systems provides its IP and controllers. While Toshiba provides a commodity-like product to the Venture available from other sources, M-Systems provides a unique, proprietary, patented technology which cannot be obtained from other sources.

                  o Are employees of any member actively involved in managing the operations of the VIE?

                        The day to day operations of the Venture are managed by M-Systems' employees. All substantive decisions of the Venture require the mutual agreement of both partners.

      C) A PARTY'S EXPOSURE TO THE EXPECTED LOSSES OF THE VARIABLE INTEREST ENTITY.

            The Venture's profits and losses are split evenly between the partners. However, the Company believes that Toshiba has a higher exposure to losses because Toshiba extends more credit to the Venture in its capacity as the principal supplier of raw materials to the Venture, thus exposing it to more than 50% of the expected losses of the Venture.

      D)    THE DESIGN OF THE VARIABLE INTEREST ENTITY.

            As previously discussed, the design of the Venture, including pricing, profit sharing and capacity allocation, was mutually agreed upon by both parties.

We believe that the above analysis supports a conclusion that the Company is more closely associated with the Venture. M-Systems has been engaged in the business of selling DOK product - the business in which the Venture is engaged - since before the Venture's formation and continues to be engaged in this business independently of the Venture. Moreover, M-Systems owns the IP required to manufacture DOK. While Toshiba provides a valuable input to the Venture in the form of flash components, it is a commodity-like product that was sourced by M-Systems prior to entering into the Venture. Indeed, one of the primary purposes for forming the Venture was to enable M-Systems to obtain the lowest price available for flash components. We believe that in applying the "most closely associated" test, the fact (1) that at the Venture's formation M-Systems owned the IP and Toshiba contributed a commodity-like product, (2) that M-Systems' employees manage the day to day operations of the Venture, (3) that the Venture's operations are integral to M-Systems' operations and (4) that M-Systems has been, is currently, and expects to continue to be engaged in the business in which the Venture is engaged, supports a conclusion that M-Systems was most closely associated with the Venture at its formation. Accordingly, the foregoing analysis supports a conclusion that M-Systems should be the primary beneficiary of the Venture.

With respect to the period from when M-Systems should begin to consolidate the Venture, the Venture began its operations in November 2003 and was first reported in the Company's financial statements for the year ended December 31, 2003. FIN46(R) was issued in December 2003 and became effective by the end of the first reporting period ending after March 15, 2004. FIN 46(R) provides additional guidance for determining the party most closely associated with a variable interest entity and provides the basis for supporting a conclusion that the Company is the primary beneficiary of the Venture. Accordingly, based on the analysis above, the Company believes that the Venture should be consolidated only beginning with its fiscal quarter ended March 31, 2004.

Moreover, in assessing whether to consolidate the Venture for the period prior to the first quarter of 2004, the Company conducted an analysis based on the guidance of SAB 99 in order to determine the materiality of the impact of the Venture on the Company's consolidated financial statements for 2003. Pursuant to this analysis, the Company notes that all the Venture's sales in 2003 were made to the Company and the Venture's operating expenses were negligible. The Company held the products purchased from the Venture in inventory, and did not recognize any revenues in 2003 from sales of these products. Therefore, consolidating the Venture would have no effect on the Company's 2003 consolidated statement of operations. Additionally, the Company notes that the only effect on its 2003 balance sheet of consolidating the Venture would be to increase both current assets (cash and inventory) and current liabilities (trade payables) by similar amounts, with only minimal effect on working capital, as detailed below.


        -------------------------- ----------------- ----------------------
        ITEM                          AS REPORTED       IF CONSOLIDATED
        -------------------------- ----------------- ----------------------
                                               (in thousands)
        -------------------------- ----------------- ----------------------
        Current assets                 $   102,476          $    107,145
        -------------------------- ----------------- ----------------------
        Current liabilities            $    36,649          $     40,618
        -------------------------- ----------------- ----------------------
        Working capital                $    65,827          $     66,527
        -------------------------- ----------------- ----------------------

The Company further reviewed the other considerations enumerated in SAB 99 in assessing if a quantitatively small change in the Company's financial statements due to consolidating the Venture would nonetheless be material, including whether:

      o     any item relates to an amount that requires estimation,

      o not consolidating the Venture would mask a change in earnings or other trends,

      o not consolidating the Venture would hide a failure to meet analysts' consensus expectations for the Company,

      o not consolidating the Venture would change a loss into income or vice versa,

      o the Venture concerns a segment of the Company's business that plays a significant role in the Company's operations and profitability for the period,

      o not consolidating the Venture would affect the Company's compliance with its regulatory requirements,

      o not consolidating the Venture would affect the Company's compliance with loan covenants or other contractual requirements

      o not consolidating the Venture would have the effect of increasing management's compensation, and

      o not consolidating the Venture would involve concealment of an unlawful transaction.

The Company concluded that none of these considerations would be implicated by not consolidating the Venture in 2003.

Therefore, since the consolidation would have no effect on any line item in the Company's consolidated statement of operations, and the principal effect on the Company's balance sheet would be a minimal change to working capital, the Company concluded that the effect of consolidating the Venture on its 2003 financial statements would be immaterial.

This analysis was reviewed by Ernst & Young's National Office in the United States, who concurred with the analysis.

The Company is providing the Staff with a draft Form 20-F/A (including draft restated financial statements) for the Staff's consideration.